Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172970

PROSPECTUS

SCBT FINANCIAL CORPORATION

1,129,032 Shares of Common Stock

This prospectus covers the offer and resale of shares of common stock by the selling shareholders identified on page 19 of this prospectus.  All shares are being offered by those shareholders who received shares of our common stock in connection with a private placement transaction that was consummated on February 18, 2011, pursuant to which we issued 1,129,032 shares of our common stock to certain accredited investors.  We will not receive any of the proceeds from the sales of shares by the selling shareholders.

The selling shareholders may offer and sell the shares from time to time at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices.

SCBT Financial Corporation (“SCBT” or the “company”) common stock is listed and trades on The NASDAQ Global Select MarketTM under the trading symbol “SCBT.”  On March 17, 2011, the closing sale price of SCBT common stock on The NASDAQ Global Select MarketTM was $31.05 per share.

Our principal executive offices are located at 520 Gervais Street, Columbia, South Carolina, and our telephone number is (800) 277-2175.

An investment in our common stock involves risks.  See “Risk Factors” beginning on page 4 for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

The date of this prospectus is March 30, 2011

Prospectus

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

PROSPECTUS SUMMARY

To understand this offering and its consequences to you, you should read the following summary along with the more detailed information, as well as our consolidated financial statements, and the notes to those statements set forth or incorporated by reference into this prospectus.  Before making an investment decision, you should read the entire prospectus and the information incorporated into this prospectus, especially the information presented under the heading “Risk Factors.” In this prospectus, the words “we,” “us,” “our” and similar terms refer to SCBT Financial Corporation and its wholly-owned subsidiary, SCBT, N.A. (which we refer to as our “bank”), on a consolidated basis, unless the context provides otherwise.

SCBT Financial Corporation

SCBT Financial Corporation is a bank holding company headquartered in Columbia, South Carolina.  We provide a wide range of banking services and products through our wholly-owned subsidiary, SCBT, N.A, a national bank that opened for business in 1934.  We operate as South Carolina Bank and Trust (“SCB&T”), South Carolina Bank and Trust of the Piedmont (“Piedmont”), North Carolina Bank and Trust (“NCBT”), Community Bank and Trust (“CBT”), and Habersham Bank (“Habersham”).  SCB&T, Piedmont, NCBT, CBT and Habersham are divisions of SCBT, N.A.

Our bank provides a full range of retail and commercial banking services, mortgage lending services, trust and investment services, and consumer finance loans through 46 financial centers in 17 South Carolina counties, 3 financial centers in Mecklenburg County of North Carolina, and 27 financial centers in 10 counties in Northeast Georgia. Our bank has served the Carolinas for more than seventy-six years. At December 31, 2010, we had approximately $3.6 billion in assets, $2.6 billion in loans, $3.0 billion in deposits, $330.0 million in shareholders’ equity, and market capitalization of $419.0 million. Consistent with our history, we intend to continue to pursue a growth strategy that focuses on organic growth, complemented by disciplined acquisitions of financial institutions or branches in selected market areas.

Private Placement of Our Common Stock

On February 18, 2011, we consummated a private placement transaction pursuant to which we issued 1,129,032 shares of our common stock to certain institutional investors.  The institutional investors that participated in the private placement were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”).  The institutional investors that participated in the private placement are the selling shareholders referred to herein.

In connection with the private placement, we also entered into a registration rights agreement with each of the investors, pursuant to which we agreed to, among other things, (i) prepare and file with the Securities and Exchange Commission (the “SEC”), on or before April 4, 2011, a registration statement registering the shares for resale and (ii) use commercially reasonable efforts to cause such registration statement to be declared effective, subject to certain exceptions, by the SEC as soon as practicable after filing but in no event later than 90 days from the closing of the private placement (or 140 days from the closing of the private placement in the event the SEC reviews the registration statement).  See “Selling Shareholders — Registration Rights” beginning on page 19.

Recent Acquisition

On February 18, 2011, our bank subsidiary, SCBT, N.A., entered into a purchase and assumption agreement with loss share arrangements with the FDIC to assume all the deposits and certain other liabilities and purchase certain assets of Habersham Bank, a full service community bank headquartered in Clarkesville, Georgia.  Founded in 1904, Habersham is one of the oldest financial institutions in Northeast Georgia.  Habersham operates eight banking locations in Habersham, Hall, White, Stephens, Warren, and Cherokee Counties in Georgia.

As of December 31, 2010, Habersham had approximately $388 million in total assets and $340 million in total deposits.  SCBT, N.A. did not pay the FDIC a premium to assume all of the deposits.  The FDIC and SCBT, N.A. also entered into a loss sharing agreement covering substantially all of the acquired loans and foreclosed real estate.  SCBT, N.A. will not acquire any of the assets or assume any liabilities of Habersham’s former bank holding company, Habersham Bancorp.  For a additional information on the acquisition of Habersham, see our Annual Report on Form 10-K filed with the SEC on March 16, 2011, which is incorporated herein by reference.

The Offering

We issued and sold 1,129,032 shares of our common stock in a private placement to the selling shareholders on February 18, 2011.  This prospectus covers the resale by the selling shareholders of such shares of common stock, as described below:

Common stock offered by the selling shareholders	1,129,032 shares of common stock.

Selling Shareholders	See “Selling Shareholders” beginning on page 18.

Common stock outstanding	13,958,824 shares as of March 16, 2011.

Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts. See “Use of Proceeds” on page 17.

The NASDAQ Global Select MarketTM Trading Symbol	SCBT

Risk Factors

You should read the “Risk Factors” beginning on page 4, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in shares of our common stock.

Corporate Information

Our principal executive offices are located at 520 Gervais Street, Columbia, South Carolina 29201. Our mailing address at this facility is Post Office Box 1030, Columbia, South Carolina 29202 and our telephone number is (800) 277-2175.  Information on our website, www.scbtonline.com, is not incorporated herein by reference and is not part of this prospectus.

Our common stock trades on The NASDAQ Global Select MarketTM under the ticker symbol “SCBT.”

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected.  If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. Additional risks not presently known to us or that we currently believe to be less significant may also adversely affect our business, financial condition and results of operations, perhaps materially.

You should not place undue reliance on any forward-looking statements.  Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

General Business Risks

Recent negative developments in the financial industry, the domestic and international credit markets, and the economy in general may adversely affect our operations and results.

Negative developments in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of continued uncertainty in 2011. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances deteriorated at institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has in general the ability of banks and bank holding companies to raise capital or borrow in the debt markets. Bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

Under the Emergency Economic Stabilization Act of 2008 (the “EESA”), which was enacted on October 3, 2008, the U.S. Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Under the U.S. Treasury’s Capital Purchase Program (the “CPP”), the U.S. Treasury committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000 per depositor through December 31, 2009, which was recently permanently increased to $250,000 under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the CPP. In addition, the American Recovery and Reinvestment Act of 2009 (the “Recovery Act”) was signed into law on February 17, 2009 and includes among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

On July 21, 2010, the President signed into law the Dodd-Frank Act, a comprehensive regulatory framework that will affect every financial institution in the U.S. The Dodd-Frank Act includes, among other measures, changes to the deposit insurance and financial regulatory systems, enhanced bank capital requirements and provisions designed to protect consumers in financial transactions. Regulatory agencies will implement new regulations in the future which will establish the parameters of the new regulatory framework and provide a clearer understanding of the legislation’s effect on banks. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity, and leverage requirements or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, include, among others:

•                  a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

•                  increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;

•                  the limitation on our ability to raise capital through the use of trust preferred securities as these securities may no longer be included as Tier 1 capital going forward; and

•                  the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Numerous actions have been taken by the U.S. Congress, the Federal Reserve, the U.S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that followed the sub-prime mortgage crisis that commenced in 2007, including the Financial Stability Program adopted by the U.S. Treasury. We cannot predict the actual effects of the EESA, the Recovery Act, the Dodd-Frank Act, and various other governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the economy, the financial markets, or on us. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect our business, financial condition, results of operations, and the price of our common stock.

Our estimated allowance for loan losses may be inadequate and an increase in the allowance would reduce earnings.

We are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to ensure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and ability to meet obligations. The volatility and deterioration in foreign and domestic markets may also increase our risk for credit losses. The composition of our loan portfolio, primarily secured by real estate, reduces loss exposure. At December 31, 2010, we had approximately 13,164 of non-acquired loans secured by real estate with an average loan balance of approximately $152,000. At December 31, 2010, we had approximately 25,865 total non-acquired loans with an average loan balance of approximately $88,000. We evaluate the collectability of our loan portfolio and provide an allowance for loan losses that we believe to be adequate based on a variety of factors including but not limited to: the risk characteristics of various classifications of loans, previous loan loss experience, specific loans that have loss potential, delinquency trends, estimated fair market value of the collateral, current economic conditions, the views of our regulators, and geographic and industry loan concentrations. If our evaluation is incorrect and borrower defaults cause losses that exceed our allowance for loan losses, our earnings could be significantly and adversely affected. These risks have been exacerbated by the recent developments in national and international financial markets and the economy in general. No assurance can be given that the allowance will be adequate to cover loan losses inherent in our portfolio. We may experience losses in our loan portfolios or perceive adverse conditions and trends that may require us to significantly increase our allowance for loan losses in the future, a decision that would reduce earnings.

We are exposed to higher credit risk by commercial real estate, commercial business, and construction lending.

Commercial real estate, commercial business and construction lending usually involves higher credit risks than that of single-family residential lending. These types of loans involve larger loan balances to a single borrower or groups of related borrowers. Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Risk of loss on a construction loan depends largely upon whether our initial estimate of the property’s value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

Commercial business loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans have the following characteristics: (i) depreciate over time, (ii) difficult to appraise and liquidate, and (iii) fluctuate in value based on the success of the business.

Commercial real estate, commercial business, and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans.

As of December 31, 2010, our outstanding commercial real estate loans were equal to 218.8% of our total risk-based capital. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Our business is predominately in three states, South Carolina, Mecklenburg County of North Carolina, and Northeast Georgia; therefore, continuation of the economic downturn in South Carolina, this North Carolina County, and Northeast Georgia could negatively impact results from operations and our financial condition.

Because of our concentration of business in the Southeast, continuation of the economic downturn in this region could make it more difficult to attract deposits and could cause higher rates of loss and delinquency on our loans than if the loans were more geographically diversified. Adverse economic conditions in these regions, including, without limitation, declining real estate values, could cause our levels of non-performing assets and loan losses to increase. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our non-covered loan portfolio is secured by real estate. As of December 31, 2010, approximately 87.3% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. We have identified credit concerns with respect to certain loans in our loan portfolio which are primarily related to the downturn in the real estate market. The real estate market has been substantially impacted by the current economic environment, increased levels of inventories of unsold homes, and higher foreclosure rates. As a result, property values for this type of collateral have declined substantially and market appraisal assumptions continue to trend downward significantly. These loans carry a higher degree of risk than long-term financing of existing real estate since repayment is dependent on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Slow housing conditions have affected some of these borrowers’ ability to sell the completed projects in a timely manner, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in an impairment to the value of our collateral and our ability to sell the collateral upon foreclosure. As a result, we incurred higher charge-offs in 2009 and 2010 and increased our allowance for loan losses during these periods to address the probable credit risks inherent within our loanportfolio. Further deterioration in the real estate market may cause us to adjust our opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses, which could also adversely impact our business, financial condition, and results of operations.

Liquidity needs could adversely affect our results of operations and financial condition.

The primary sources of our bank’s funds are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, which could be exacerbated by potential climate change, and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank (“FHLB”) advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We may decide to make future acquisitions, which could dilute current shareholders’ stock ownership and expose us to additional risks.

In accordance with our strategic plan, we regularly evaluate opportunities to acquire other banks and/or branch locations to expand SCBT, including potential acquisitions of assets and liabilities of target banks that are in receivership through the FDIC bid process for failed institutions.

Our acquisition activities could be material to SCBT. For example, we could issue additional shares of common stock in a purchase transaction, which could dilute current shareholders’ ownership interest in SCBT. These activities could require us to use a substantial amount of cash or other liquid assets and to incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Any potential charges for impairment related to goodwill would not impact cash flow, tangible capital or liquidity.

Our acquisition activities could involve a number of additional risks, including the risks of:

•                  incurring time and expense associated with identifying and evaluating potential acquisitions and merger partners and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business;

•                  using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

•                  the time and expense required to integrate the operations and personnel of the combined businesses;

•                  creating an adverse short-term effect on our results of operations; and

•                  losing key employees and customers as a result of an acquisition that is poorly received.

If we do not successfully manage these risks, our acquisition activities could have a material effect on our operating results and financial condition, including short and long-term liquidity.

Any acquisition of assets and liabilities of target banks that are in receivership through the FDIC bid process for failed institutions requires us, through our bank subsidiary, to enter into a Purchase & Assumption Agreement (the “P&A Agreement”) with the FDIC. The P&A Agreement is a form document prepared by the FDIC, and our ability to negotiate the terms of this agreement is extremely limited. P&A Agreements typically provide for limited disclosure about, and limited indemnification for, risks associated with the target banks (as did the P&A

Agreement related to our acquisition of deposits (excluding brokered deposits), certain other borrowings and certain assets from CBT and Habersham). There is a risk that such disclosure regarding, and indemnification for, the assets and liabilities of target banks will not be sufficient and we will incur unanticipated losses in connection with any acquisition of assets and liabilities of target banks that are in receivership through the FDIC bid process for failed institutions. In any future P&A Agreements, we may be required to make an additional payment to the FDIC under certain circumstances following the completion of an FDIC-assisted acquisition if, for example, actual losses related to the target bank’s assets acquired are less than a stated threshold. The P&A Agreements related to our acquisitions of deposits (excluding brokered deposits), certain borrowings and certain assets from CBT and Habersham include such a true-up provision.

In addition, the FDIC bid process for failed depository institutions is competitive. We cannot provide any assurances that we will be successful in bidding for any target bank or for other failed depository institutions in the future.

We may be exposed to difficulties in combining the operations of acquired businesses such as those of Habersham Bank in Northeast Georgia into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired business, such as the business of Habersham, in which we assumed all deposits (excluding brokered deposits) and purchased certain other assets on February 18, 2011 through an FDIC-assisted transaction.   In addition, the markets and industries in which SCBT and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of acquired entities as a result of an acquisition. We also may lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences for us. Undiscovered factors as a result of acquisition, pursued by non-related third party entities, could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities acquired. These factors could contribute to SCBT not achieving the expected benefits from its acquisitions within desired time frames.

New or acquired banking office facilities and other facilities may not be profitable.

We may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term. If branches of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

We are exposed to a need for additional capital resources for the future and these capital resources may not be available when needed or at all.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. We cannot provide assurance that such financing will be available to us on acceptable terms or at all.

Our net interest income may decline based on the interest rate environment.

We depend on our net interest income to drive profitability. Differences in volume, yields or interest rates and differences in income earning products such as interest-earning assets and interest-bearing liabilities determine our net interest income. We are exposed to changes in general interest rate levels and other economic factors beyond our control. Net interest income may decline in a particular period if:

•                  In a declining interest rate environment, more interest-earning assets than interest-bearing liabilities re-price or mature, or

•                  In a rising interest rate environment, more interest-bearing liabilities than interest-earning assets re-price or mature.

Our net interest income may decline based on our exposure to a difference in short-term and long-term interest rates. If the difference between the interest rates shrinks or disappear, the difference between rates paid on deposits and received on loans could narrow significantly resulting in a decrease in net interest income. In addition to these factors, if market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thus reducing our net interest income. Also, certain adjustable rate loans re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income when general interest rates continue to rise periodically.

Our primary policy for managing interest rate risk exposure involves monitoring exposure to interest rate increases and decreases of as much as 200 basis points ratably over a 12-month period. As of December 31, 2010, the earnings simulations indicated that the impact of a 200 basis point increase in rates over 12 months would result in an approximate 1.6% increase in net interest income—as compared with a base case unchanged interest rate environment. As a result of the current rate environment with federal funds rates between zero and 25 basis points, our simulation does not produce a realistic scenario for the impact of a 200 basis point decrease in rates. These results indicate that our rate sensitivity is slightly asset sensitive to the indicated change in interest rates over a one-year horizon.

We are exposed to the possibility that more prepayments may be made by customers to pay down loan balances, which could reduce our interest income and profitability.

Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general United States economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time, which varies between loans. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

We may not be able to adequately anticipate and respond to changes in market interest rates.

We may be unable to anticipate changes in market interest rates, which are affected by many factors beyond our control including but not limited to inflation, recession, unemployment, money supply, monetary policy, and other changes that affect financial markets both domestic and foreign. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, customer loan and deposit preferences, and the timing of changes in these variables. In the event rates increase, our interest costs on liabilities may increase more rapidly than our income on interest earning assets, thus a deterioration of net interest margins. As such, fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by SCBT cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to SCBT. Any such losses could have a material adverse effect on our financial condition and results of operations.

We could experience a loss due to competition with other financial institutions.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. The financial services industry has and is experiencing an ongoing trend towards consolidation in which fewer large national and regional banks and other financial institutions are replacing many smaller and more local banks. These larger banks and other financial institutions hold a large accumulation of assets and have significantly greater resources and a wider geographic presence or greater accessibility. In some instances, these larger entities operate without the traditional brick and mortar facilities that restrict geographic presence. Some competitors are able to offer more services, more favorable pricing or greater customer convenience than SCBT. In addition, competition has increased from new banks and other financial services providers that target our existing or potential customers. As consolidation continues among large banks, we expect other smaller institutions to try to compete in the markets we serve.

Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in the industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to accounting principles generally accepted in the United States of America (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, included in this document, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered “critical” by us because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

We are exposed to the possibility of technology failure and a disruption in our operations may adversely affect our business.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition. In addition, a disruption in our operations resulting from failure of transportation and telecommunication systems, loss of power, interruption of other utilities, natural disaster, fire, global climate changes, computer hacking or viruses, failure of technology, terrorist activity or the domestic and foreign response to such activity or other events outside of our control could have an adverse impact on the financial services industry as a whole and/or on our business. Our business recovery plan may not be adequate and may not prevent significant interruptions of our operations or substantial losses.

We are exposed to a possible loss of our employees and critical management team.

We are dependent on the ability and experience of a number of key management personnel who have substantial experience with our operations, the financial services industry, and the markets in which we offer products and services. The loss of one or more senior executives or key managers may have an adverse effect on our operations. Also, as we continue to grow operations, our success depends on our ability to continue to attract, manage, and retain other qualified middle management personnel. We cannot guarantee that we will continue to attract or retain such personnel.

The FDIC Deposit Insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are required to amortize into expense the three year prepayment of FDIC assessments which was levied at the end of 2009. The Company’s deposit insurance assessments expense totaled $4.7 million for the year ended December 31, 2010. Compared to the year ended December 31, 2009, the deposit insurance assessment expense was $5.0 million, including a one-time special assessment of $1.3 million. Due to the recent failure of many unaffiliated FDIC insurance depository institutions and the FDIC’s new liquidity guarantee program, the deposit insurance premium assessments paid by all banks has increased. In addition, new FDIC requirements shift a greater share of any increase in such assessments onto institutions with higher risk profiles, including banks with heavy reliance on brokered deposits, such as our bank. At December 31, 2009, the Company prepaid to the FDIC $11.2 million under the November 2009 final rule requiring a prepayment of the next three years’ assessments. The remaining unamortized amount was carried as a prepaid asset as of December 31, 2010, and totaled approximately $7.1 million.

Negative public opinion surrounding our company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Legal and Regulatory Risks

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank.

We are subject to Federal Reserve Board regulation. Our bank is subject to extensive regulation, supervision, and examination by our primary federal regulator, the Office of the Comptroller of the Currency (“OCC”), and by the FDIC, the regulating authority that insures customer deposits. Also, as a member of the FHLB, our bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. Our bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against our bank under these laws could have a material adverse effect on our results of operations.

We are exposed to declines in the value of qualified pension plan assets or unfavorable changes in laws or regulations that govern pension plan funding, which could require us to provide significant amounts of funding for our qualified pension plan.

As a matter of course, we anticipate that we will make material cash contributions to our qualified defined benefit pension plan in the near and long term. A significant decline in the value of qualified pension plan assets in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. As a result, we may be required to fund our qualified defined benefit pension plan with a greater amount of cash from operations, perhaps by an additional material amount.

We are exposed to further changes in the regulation of financial services companies.

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America, the General Assembly of the State of South Carolina, the General Assembly of the State of North Carolina, and the General Assembly of the State of Georgia. The agencies regulating the financial services industry also periodically adopt changes to their regulations. On September 7, 2008, the U.S. Treasury announced that Freddie Mac (along with Fannie Mae) has been placed into conservatorship under the control of the newly created Federal Housing Finance Agency. On October 3, 2008, EESA was signed into law, and on October 14, 2008 the U.S. Treasury announced its CPP under EESA. On February 17, 2009, the Recovery Act was signed into law. In November 2009, the FDIC announced a final rule to require FDIC insured banks to prepay the fourth quarter assessment and the next three years assessment by December 31, 2009. On July 21, 2010, the Dodd-Frank Act was signed into law. One of the provisions of the Dodd-Frank Act amended the Electronic Fund Transfer Act (“EFTA”) to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. The interchange fee provisions under the Dodd-Frank Act provide an exception for institutions with less than $10 billion in assets. While SCBT would not be subject to the interchange fee restrictions, it could negatively impact bank card services income if the reductions that are required of larger banks cause industry wide reductions of swipe fees. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business. We can provide no assurance regarding the manner in which any new laws and regulations will affect us. See “Risk Factors—We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank” above.

Risks Related to an Investment in Our Common Stock

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our bank’s ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations. The ability of our bank to pay cash dividends to our holding company is limited by its obligation to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to national banks and banks that are regulated by the FDIC. If our bank is not permitted to pay cash dividends to our holding company, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future. See above “Risk Factors—We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our bank”.

We may issue additional shares of stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 31, 2010, we had 12,793,823 shares of common stock outstanding and had reserved for issuance 386,207 shares underlying options that are or may become exercisable at an average price of $29.02 per share. In addition, as of December 31, 2010, we had the ability to issue 155,634 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. As of December 31, 2010, we had no shares of preferred stock outstanding. Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with any such offering will increase the total number of outstanding shares and may dilute the economic and voting ownership interest of our existing shareholders.

Subsequent to year-end, the Company entered into a Securities Purchase Agreement, effective as of February 18, 2011, with accredited institutional investors, pursuant to which the Company sold a total of 1,129,032 shares of its common stock at a purchase price of $31.00 per share (the “Private Placement”). The proceeds to the Company from the Private Placement were $34.7 million, net of approximately $315,000 in issuance costs. The Private Placement was completed on February 18, 2011, and was contingent on a successful bid for Habersham.

Our stock price may be volatile, which could result in losses to our investors and litigation against us.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of SCBT’s common stock, and the current market price may not be indicative of future market prices.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from our normal business.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading in The NASDAQ Global Select MarketSM, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

The existence of outstanding stock options issued to our current or former executive officers, directors, and employees may result in dilution of your ownership and adversely affect the terms on which we can obtain additional capital.

As of December 31, 2010, we had outstanding options to purchase 386,207 shares of our common stock at a weighted average exercise price of $29.02 per share. All of these options are held by our current or former executive officers, directors, and employees. Also, as of December 31, 2010, we had the ability to issue options and restricted stock to purchase an additional 155,634 shares of our common stock. The issuance of shares subject to options under the equity compensation plans will result in dilution of our shareholders’ ownership of our common stock.

The exercise of stock options could also adversely affect the terms on which we can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for our common stock. They profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

State law and provisions in our articles of incorporation or bylaws could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if we were purchased by another company. State law and our articles of incorporation and bylaws could make it difficult for anyone to purchase us without the approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Our articles of incorporation provide that a merger, exchange or consolidation of SCBT with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a “Fundamental Change”), must be approved by the holders of at least 80% of our outstanding voting stock if the board of directors does not recommend a vote in favor of the Fundamental Change. The articles of incorporation further provide that a Fundamental Change involving a shareholder that owns or controls 20% or more of our voting stock at the time of the proposed transaction (a “Controlling Party”) must be approved by the holders of at least (i) 80% of our outstanding voting stock, and (ii) 67% of our outstanding voting stock held by shareholders other than the Controlling Party, unless (x) the transaction has been recommended to the shareholders by a majority of the entire board of directors or (y) the consideration per share to be received by our shareholders generally is not less than the highest price per share paid by the Controlling Party in the acquisition of its holdings of our common stock during the preceding three years. The approval by the holders of at least 80% of our outstanding voting stock is required to amend or repeal these provisions contained in our articles of incorporation. Finally, in the event that any such Fundamental Change is not recommended by the board of directors, the holders of at least 80% of our outstanding voting stock must attend a meeting called to address such transaction, in person or by proxy, in order for a quorum for the conduct of business to exist. If the 80% and 67% vote requirements described above do not apply because the board of directors recommends the transaction or the consideration is deemed fair, as applicable, then pursuant to the provisions of the South Carolina Business Corporation Act, the Fundamental Change generally must be approved by two-thirds of the votes entitled to be cast with respect thereto.

Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, including information incorporated herein by reference, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities and Exchange Act of 1934.  The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements.  We caution readers that forward-looking statements are estimates reflecting our judgment based on current information, and are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results.  Such risks and uncertainties include, among others, the matters described in the “Risk Factors” of this prospectus and the following:

•                                          Credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed;

•                                          Interest rate risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity;

•                                          Liquidity risk affecting our bank’s ability to meet its obligations when they come due;

•                                          Price risk focusing on changes in market factors that may affect the value of financial instruments which are “marked-to-market” periodically;

•                                          Transaction risk arising from problems with service or product delivery;

•                                          Compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards;

•                                          Strategic risk resulting from adverse business decisions or improper implementation of business decisions;

•                                          Reputation risk that adversely affects earnings or capital arising from negative public opinion;

•                                          Terrorist activities risk that result in loss of consumer confidence and economic disruptions;

•                                          Merger integration risk including potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the integration of Habersham, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related-matters;

•                                          Economic downturn risk resulting in changes in the credit markets, greater than expected non-interest expenses, excessive loan losses and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements; and

•                                          Other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing and services.

Further information on other factors that could materially affect SCBT is included in the SEC filings incorporated by reference in this prospectus.  See also “Risk Factors” contained herein and therein.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling shareholders. See “Selling Shareholders” on page 18.  We will not receive any proceeds from these sales of shares of our common stock.

The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the selling shareholders in disposing of the shares.  We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 1,129,032 shares of common stock.  The following table sets forth to our knowledge, certain information about the selling shareholders as of March 21, 2011, based on information furnished to us by the selling shareholders.  Each selling shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table.  All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in a private placement transaction that was completed on February 18, 2011, as described above under the heading, “Prospectus Summary —Private Placement of Our Common Stock” beginning on page 1.

The shares of common stock sold in the private placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act.  The shares were offered only to persons who were accredited investors.  In connection therewith, the investors made to us certain representations, warranties, covenants and conditions customary for private placement investments.

The shares of common stock sold in the private placement represented approximately 8.8% and 8.1% of the shares of our outstanding common stock before and after the private placement, respectively.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Percentage of beneficial ownership is based on 13,958,824 shares of common stock outstanding as of March 16, 2011.  Shares shown as beneficially owned after the offering assume that all shares being offered under this process are sold.  Since the date each of the selling shareholders provided information regarding its ownership of the shares, it may have sold, transferred, or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act.  Information concerning the selling shareholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders named below.

The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of March 21, 2011 and the shares included in the offering.

	Shares of Common Stock
	Beneficially		Beneficially	As a Percent of
	Owned Prior to		Owned After	Total Outstanding
	the Sale of All		the Sale of All	After the Sale of
Name	Shares Covered by this Prospectus (1)	Covered by this Prospectus	Shares Covered by this Prospectus	Shares Covered by this Prospectus (2)
Bay Pond Investors (Bermuda) L.P. (3)	247,100	247,100	—	0%
Bay Pond Partners, L.P. (3)	465,200	465,200	—	0%
Ithan Creek Master Investment Partnership (Cayman) II, L.P. (3)	25,200	25,200	—	0%
Ithan Creek Master Investors (Cayman) L.P. (3)	255,800	255,800	—	0%
Wolf Creek Investors (Bermuda) L.P. (3)	64,900	64,900	—	0%
Wolf Creek Partners, L.P. (3)	70,832	70,832	—	0%

Total	1,129,032	1,129,032	—	0%

(1)           The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on a total outstanding number of 13,958,824 shares as of March 16, 2011.

(2)           Assumes that all shares of common stock covered by this prospectus will be sold in the offering.

(3)           Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

Each of the selling shareholders may be deemed to be an affiliate of a broker-dealer. Each selling shareholder has certified to the Company that it bought the shares of common stock to be resold in the ordinary course of business, and at the time of purchase of the shares of common stock to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

Registration Rights

In connection with the private placement, we entered into a registration rights agreement with each of the selling shareholders.  The registration rights agreement contains cross-indemnification provisions between us and the selling shareholders.  However, no selling shareholder is required to provide indemnification pursuant to the registration rights agreement in an amount in excess of the proceeds of the sales of the registrable shares by such selling holder.

Pursuant to the registration rights agreement, we agreed to (i) prepare and file with the SEC, on or before April 4, 2011, a registration statement registering the shares for resale and (ii) use commercially reasonable efforts to cause such registration statement to be declared effective, subject to certain exceptions, by the SEC as soon as practicable after filing but in no event later than 90 days from the closing of the private placement (or 140 days from the closing of the private placement in the event the SEC reviews the registration statement).  We agreed to use our reasonable best efforts to keep the registration statement effective for resales until the earlier of (1) the date that all of the shares of our common stock included in the registration statement have been resold thereunder, or (2) the date that all of the shares of our common stock covered by such registration statement may be sold without volume or manner of sale restrictions under Rule 144 promulgated under the Securities Act, without the requirement for compliance by the company with the current public information requirements under Rule 144(c)(1) or, if applicable, Rule 144(i)(2), as determined by counsel to the company.  Failure to meet these deadlines and certain other events may result in the company’s payment to the selling shareholders of liquidated damages in the amount of 0.5% of the purchase price per month pending effective registration.

This description of the form of registration rights agreement is intended to be only a summary of the terms of the agreement that we believe are material to a purchaser of our common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling shareholders to permit the resale of these shares by the holders of the shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.  The selling shareholders may use any one or more of the following methods when selling shares of common stock:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•                  through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales.  If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders, or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.  Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440, and in the case of a principal transaction, a markup or markdown in compliance with NASD IM-2440. In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholders may also sell shares of common stock short and, if such short sale shall take place after the date that the registration statement, of which this prospectus forms a part, is declared effective by the SEC, the selling shareholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).  Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on the registration statement, of which this prospectus forms a part, to cover short sales of our shares of common stock made prior to the date the registration statement has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.  In such event, any commissions paid, or any discounts or concessions allowed, to any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling shareholder has informed the company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock.  Upon the company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

DESRIPTION OF COMMON STOCK

The following is a summary description of our common stock.

Authorized Capital

We are authorized to issue 40,000,000 shares of common stock, of which 13,958,824 shares were issued and outstanding as of March 16, 2011.  As of such date, we had 408,298 shares of common stock underlying outstanding options with a weighted average exercise price of $29.28 per share.  In addition, as of March 16, 2011, we had the ability to issue 93,386 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans.

We are also authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors has the authority to specify the preferences, limitations and relative rights (within the limits set forth in Section 33-6-101 of the South Carolina Business Corporation Act of 1988 (the “Business Corporation Act”), or any successor provision or redesignation thereof, as applicable) of the preferred stock or one or more series within the class of preferred stock. No shares of preferred stock are issued and outstanding as of the date of this prospectus.

Pursuant to the provisions of the Business Corporation Act, any outstanding shares of our capital stock reacquired by us would be considered authorized but unissued shares.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for general corporate purposes, including, but not limited to, possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings or our equity compensation plans.  Normally, no shareholder approval would be required for the issuance of these shares, except as required to approve a transaction in which shares of our common stock are to be issued in excess of the number currently authorized.

Voting and Other Rights

The holders of our common stock are entitled to one vote per share on each matter voted on at a shareholders’ meeting.  A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if a majority in interest of the shares represented at the meeting vote in favor of the matter.  Directors are elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.  Pursuant to our articles of incorporation, shareholders do not have cumulative voting rights.

In general, except as otherwise provided in our articles of incorporation, (i) amendments to our articles of incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of SCBT must be approved by two-thirds of the votes entitled to be cast thereon.

Our articles of incorporation provide that a merger, exchange or consolidation of SCBT with, or the sale, exchange or lease of all or substantially all of our assets to, any person or entity (referred to herein as a “Fundamental Change”), must be approved by the holders of at least 80% of our outstanding voting stock if the board of directors does not recommend a vote in favor of the Fundamental Change.  The articles of incorporation further provide that a Fundamental Change involving a shareholder that owns or controls 20% or more of our voting stock at the time of the proposed transaction (a “Controlling Party”) must be approved by the holders of at least (i) 80% of our outstanding voting stock, and (ii) 67% of our outstanding voting stock held by shareholders other than the Controlling Party, unless (x) the transaction has been recommended to the shareholders by a majority of the entire board of directors or (y) the consideration per share to be received by our shareholders generally is not less than the highest price per share paid by the Controlling Party in the acquisition of its holdings of our common stock during the preceding three years.  The approval by the holders of at least 80% of our outstanding voting stock is required to amend or repeal these provisions contained in our articles of incorporation. Finally, in the event that any such Fundamental Change is not recommended by the board of directors, the holders of at least 80% of our outstanding voting stock must attend a meeting called to address such transaction, in person or by proxy, in order for a quorum for the conduct of business to exist. If the 80% and 67% vote requirements described above do not apply because the board of directors recommends the transaction or the consideration is deemed fair, as applicable, then pursuant to the provisions of the Business Corporation Act, the Fundamental Change generally must be approved by two-thirds of the votes entitled to be cast with respect thereto.

Our articles of incorporation provide that our shareholders may act to amend or repeal any of our bylaws upon the approval of the holders of at least 80% of our outstanding voting stock. The bylaws generally may also be amended or repealed upon the vote of a majority of the board of directors; provided, however, that pursuant to the Business Corporation Act, the shareholders in adopting, amending or repealing a bylaw may provide expressly that the board of directors may not adopt, amend or repeal that bylaw or any bylaw on that subject.

Our shareholders shall have dissenters’ rights to an appraisal with respect to their shares of common stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters’ rights generally are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter’s shares.

Directors and Classes of Directors

Under our articles of incorporation and bylaws and pursuant to the Business Corporation Act, the number of directors shall consist of a maximum of 20 persons.  This number may be determined from time to time by the shareholders or the board of directors. Accordingly, either our directors or our shareholders have the authority to increase or decrease the number of directors, which is currently fixed at 16.  Only our shareholders, however, have the right to change the range for the size of the board, by amendment to our articles of incorporation.

Our board of directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible.  Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the board of directors and three, rather than one, would be required to replace the entire board.  The provisions of the articles of incorporation providing for the classified board of directors can be amended or repealed only upon the affirmative vote of the holders of at least 80% of our outstanding voting stock.

The articles of incorporation provide that a director may be removed with or without cause by the affirmative vote of at least 80% of the outstanding voting stock.

Consideration of Non-Shareholder Interests

Our articles of incorporation provide that, when evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of our assets, the board of directors shall consider the interests of our employees and the community or communities in which we and our subsidiaries do business in addition to the interest of our shareholders.

Anti-Takeover Aspects of Certain Provisions

Our articles of incorporation contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors.

Our articles of incorporation provide for a staggered board, to which approximately one-third of our Board of Directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The provisions of our articles of incorporation regarding the staggered board of directors has the effect of making it more difficult for shareholders to change the composition of our Board. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our Board. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our shareholders.

The provisions of our articles of incorporation regarding the staggered Board of Directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The staggered Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the staggered Board may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our Board, the staggered Board could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

The authorization of the preferred stock could have the effect of making it more difficult or time consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Shares of the preferred stock may also be sold to third parties that indicate that they would support the Board of Directors in opposing a hostile takeover bid. The availability of the preferred stock could have the effect of delaying a change of control and of increasing the consideration ultimately paid to our shareholders. We do not intend, without prior approval of our common stockholders, to issue any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of SCBT more difficult or costly. Within the limits described above, the Board may authorize the issuance of preferred stock for capital-raising activities, acquisitions, joint ventures or other corporate purposes that have the effect of making an acquisition of SCBT more difficult or costly, as could also be the case if the board of directors were to issue additional common stock for such purposes.

Liquidation Rights

In the event of liquidation, the holders of our common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

Preemptive and Other Rights

Our common stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Distributions

We may issue share dividends in our common stock to the holders of shares of our common stock. In addition, the holders of shares of our common stock will be entitled to receive such other distributions as our board of directors may declare, subject to any restrictions contained in our articles of incorporation (of which there currently are none), unless after giving effect to such distribution, (i) we would not be able to pay our debts as they become due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of our common stock.

Although we are not subject to the restrictions on dividends applicable to national banks, our ability to make distributions to holders of our common stock is dependent to a large extent upon the ability of our bank to pay dividends. The ability of our bank, as well as SCBT, to pay dividends in the future may also be affected by the various minimum capital requirements.

Business Combination Statute

The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute.  The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law.  Our articles of incorporation do not contain such a provision.  An amendment of our articles of incorporation to that effect will, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered by this prospectus will be passed upon by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

The consolidated financial statements incorporated by reference herein, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as stated in their reports incorporated by reference herein.  Their report on the consolidated financial statements refers to the fact that in 2009 the Company changed its method of accounting for other-than-temporary impairment of debt securities and their method of accounting for business combinations, both as a result of adopting new accounting guidance.  Such reports are incorporated herein by reference upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement for the securities on Form S-3 under the Securities Act.  This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement.  Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees.  You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.  You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•                                          Annual Report on Form 10-K (including the portions of our proxy statement for the 2011 annual meeting of shareholders incorporated by reference therein) for the year ended December 31, 2010, filed with the SEC on March 16, 2011;

•                                          Current Reports on Form 8-K, filed with the SEC on March 8, 2011, February 25, 2011, February 18, 2011 and February 2, 2011; and

•                                          The description of our common stock contained in the Registration Statement on Form 8-A filed on March 8, 2004, as amended by Current Reports on Form 8-K filed on December 23, 2008, December 31, 2008 and January 16, 2009.

We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request.  Written requests for copies should be directed to Attn:  Richard C. Mathis, SCBT Financial Corporation, 520 Gervais Street, Columbia, South Carolina, 29201.  Telephone requests for copies should be directed to Mr. Mathis at (803) 765-4618.

We maintain an Internet website at www.scbandt.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.